Filed by: Sonida Senior Living, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sonida Senior Living, Inc.

Commission File No. 001-13445

Date: November 5, 2025

The following communication was sent by Sonida on November 5, 2025.

Email Message:

Continuing our Growth and Town Hall this Morning!

Good Morning Team! As you may have seen in today’s public release, we announced an exciting transaction with CNL Healthcare Properties that represents a large step in our mission to grow Sonida into one of the premier owner-operators of senior living communities. Attached is the Press Release providing some further details. It is important to note that, although we have reached an agreement to acquire CNL Healthcare Properties, the actual transaction is subject to customary closing conditions and is not expected to close until late Q1 or early Q2 of 2026.

In the meantime, it is critical that we remain hyper-focused on our core business and continue to serve our communities, our residents and their families. The team and I fully understand that there will be questions about this transaction. The impact on our local community leadership and team members will be minimal. We have launched a disciplined planning process to answer the many questions about how this combination progresses over the course of the next year. Please stay tuned for more information. We have scheduled a town hall meeting later this morning at 11:30 Eastern / 10:30 Central to share some additional information, invite will come across momentarily. In the meantime, please join me in celebrating this meaningful milestone for Sonida. Thank you for all you do each and every day to provide a great environment for our residents and team members.

Brandon Ribar

Chief Executive Officer

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1993, as amended.

Additional Information and Where to Find It

This communication relates to the proposed transaction involving Sonida Senior Living, Inc. (“Sonida”) and CNL Healthcare Properties, Inc. (“CHP”). In connection with the proposed transaction, Sonida and CHP will each file relevant materials with the SEC, including a registration statement on Form S-4 to register the shares of Sonida common stock to be issued to the CHP stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of CHP and the stockholders of Sonida seeking their respective approval of the transaction. Sonida and CHP may also file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Sonida and/or CHP may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SONIDA’S AND CHP’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SONIDA, CHP AND THE PROPOSED TRANSACTION.

Investors and shareholders may obtain copies of these documents and other documents filed by Sonida and CHP with the SEC free of charge through the website maintained by the SEC at www.sec.gov or from Sonida at its website, sonidaseniorliving.com, under the heading Investor Relations, or from CHP at its website, cnlhealthcareproperties.com, under the heading Investor Resources.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Sonida and CHP, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Sonida and CHP and other persons who may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the transaction, which will be filed with the SEC. Information about the directors and executive officers of Sonida and their ownership of Sonida equity interests can be found in the sections entitled “Principal Stockholders and Stock Ownership of Management,” “Executive Officers,” “Executive Compensation Tables,” and “2024 Director Compensation” included in Sonida’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 29, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Sonida’s directors and executive officers; and in other documents filed by Sonida with the SEC. Information about the directors and executive officers of CHP and their ownership of CHP equity interests is set forth in the sections entitled “Compensation of Directors,” “Executive Officers,” “Share Ownership” and “Certain Relationships and Related Person Transactions” under “Item 1—Election of Directors” included in the definitive proxy statement for CHP’s 2024 Annual Meeting of Stockholders, filed with the SEC on September 16, 2024 and in other documents filed by CHP with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “could,” “should,” “anticipate” and similar statements of a future or forward-looking nature. The forward-looking statements, are subject to certain risks and uncertainties, and actual results, events and financial condition could materially differ from those indicated in the forward-looking statements, including, among others, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the inability to complete the proposed transaction on the anticipated terms or by the end of the Outside Date (as defined in the Merger Agreement), (2) the inability to complete the proposed transaction due to the failure to satisfy all of the conditions to closing in a timely manner or at all, including the failure to obtain the requisite stockholder approvals or to obtain the Equity Financing (as defined in the Merger Agreement), or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) costs related to the proposed transaction, including costs with respect to the Equity Financing, (4) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (5) the risk of litigation action related to the proposed transaction, (6) such other economic or other conditions in the markets CHP or Sonida are engaged in, (7) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in Sonida’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 17, 2025, and as such factors may be updated from time to time in Sonida’s other filings with the SEC, and (8) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in CHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 5, 2025, and as such factors may be updated from time to time in CHP’s other filings with the SEC, which filings are accessible on the SEC’s website at www.sec.gov. This list of factors is not intended to be exhaustive. Forward-looking statements only speak as of the date of this communication, and neither CHP nor Sonida assumes any obligation to update any written or oral forward-looking statement made by either Sonida or on its behalf or CHP or on its behalf as a result of new information, future events or other factors, except as required by law.